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SECURI[...] 02018226 [...]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONITOR CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7817 IVANHOE AVENUE, SUITE 201
(No. and Street)

LA JOLLA, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HSIAO-WEN KAO 858.551.4941
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON & CO.
(Name — *if individual, state last, first, middle name*)

3655 NOBEL DRIVE, SUITE 500 SAN DIEGO, CA 92122
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S

OATH OR AFFIRMATION

I, HSIAO-WEN KAO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONITOR CAPITAL , INC., as of DECEMBER 31, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

LINNEA J. BLAIR
Commission # 1241493
Notary Public - California
San Diego County
My Comm. Expires Nov 12, 2003

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONITOR CAPITAL, INC.

FINANCIAL STATEMENTS WITH SCHEDULES

DECEMBER 31, 2001 AND 2000

(With Independent Auditors' Report Thereon)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Monitor Capital, Inc.

We have audited the accompanying statements of financial condition of Monitor Capital, Inc., a Delaware Corporation, as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monitor Capital, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co.

PETERSON & CO.

February 19, 2002

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

MONITOR CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 16,120	$ 18,113
Commissions receivable, net of allowance for doubtful accounts of $0 for 2001 and 2000, respectively.	8,998	20,580
Related party receivables	4,000	4,000
Income taxes receivable	254	-
Prepaid expenses and other assets	1,790	11,184
Deferred tax assets	7,066	-
Total current assets	38,228	53,877
PROPERTY AND EQUIPMENT, NET	1,093	2,741
RESTRICTED CASH	150,000	150,000
Total assets	$ 189,321	$ 206,618
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 6,653	$ 114
Related party payables	19,713	8,454
Income taxes payable	-	9,324
Total current liabilities	26,366	17,892
SHAREHOLDERS' EQUITY		
Common stock ($.01 par value; 1,500 shares authorized, issued and outstanding)	15	15
Additional paid-in capital	163,985	163,985
Retained earnings (deficit)	(1,045)	24,726
Total shareholders' equity	162,955	188,726
Total liabilities and shareholders' equity	$ 189,321	$ 206,618

The accompanying notes are an integral part of these financial statements.

MONITOR CAPITAL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income, net of clearing expense	$ 154,768	$ 248,284
OPERATING EXPENSES		
Selling, general and administrative expenses	141,072	128,925
Salaries and wages	55,669	71,126
Depreciation	1,648	1,648
Total operating expenses	198,389	201,699
Income (loss) from operations	(43,621)	46,585
OTHER INCOME		
Interest income	6,456	11,371
Income (loss) before provision (benefit) for income taxes	(37,165)	57,956
Provision (benefit) for income taxes	(11,394)	13,978
NET INCOME (LOSS)	$ (25,771)	$ 43,978

The accompanying notes are an integral part of these financial statements.

MONITOR CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 1999	1,500	$ 15	$ 163,985	$ (19,252)	$ 144,748
Net income	-	-	-	43,978	43,978
Balance, December 31, 2000	1,500	15	163,985	24,726	188,726
Net Loss	-	-	-	(25,771)	(25,771)
Balance, December 31, 2001	1,500	15	$ 163,985	$ (1,045)	$ 162,955

The accompanying notes are an integral part of these financial statements.

MONITOR CAPITAL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (25,771)	$ 43,978
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,648	1,648
Decrease (increase) in operating assets		
Accounts receivable	11,582	(14,210)
Prepaid and other receivables	9,394	(9,587)
Related party receivables	-	9,573
Income taxes receivable	(254)	-
Deferred tax assets	(7,066)	-
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	6,539	(2,796)
Related party payables	11,259	(32,964)
Income taxes payable	(9,324)	9,324
Net cash provided by (used in) operating activities	(1,993)	4,966
Net increase (decrease) in cash	(1,993)	4,966
Cash - beginnning of period	18,113	13,147
Cash - end of period	$ 16,120	$ 18,113
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 5,250	$ 4,654

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Monitor Capital, Inc., (the "Company") is a Delaware Corporation and was incorporated on December 9, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Summit Global Management, Inc.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investments with an organization with maturity of three months of less on their acquisition date to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years' differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2001 presentation.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1, and that the Company maintain minimum net capital of $5,000. At December 31, 2001, the amount of net capital exceeds the minimum amount required by $143,752 and the ratio of aggregate indebtedness to net capital is .18 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000 consist of the following:

	2001	2000
Furniture	$ 4,539	$ 4,539
Computer and software	673	673
Subtotal	5,212	5,212
Less accumulated depreciation	(4,119)	(2,471)
Property and equipment, net	$ 1,093	$ 2,741

Depreciation expense was $1,648 and $1,648 for the years ended December 31, 2001 and 2000, respectively.

NOTE 5 – INCOME TAXES

At December 31, 2001, the Company has available a net operating loss carryforward of approximately $26,000 for federal tax purposes that expires in 2015. The tax benefit of the net operating loss for state income tax purposes was approximately $2,500 as of December 31, 2001. The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Net operating loss	$ 7,436	$ --
Deferred tax liability		
State income taxes	(370)	--
Net deferred tax asset	$ 7,066	$ --

The components of the income tax provision (benefit) for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred:		
Federal	$ (4,601)	$ --
State	(2,465)	--
	(7,066)	--
Current:		
Federal	(5,128)	8,928
State	800	5,050
	(4,328)	13,978
Provision (benefit) for income taxes	$ (11,394)	$ 13,978

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Summit Global Management, Inc. Summit Global Management, Inc. was a wholly owned subsidiary of PICO Holdings, Inc. During 2000, PICO Holdings, Inc. sold its 100% interest in Summit Global Management, Inc.

The following are related party transactions for the years ended December 31, 2001and 2000:

	2001	2000
Rent expense	$ 48,000	$ 50,000
Salaries expense	55,669	70,009
AR – Summit Global Management, Inc.	4,000	4,000
AP – Summit Global Management, Inc.	19,713	8,454

Supplementary Schedules

SCHEDULE I
MONITOR CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL		
Total shareholders' equity	$	162,955
Total shareholders' equity qualified for net capital		162,955
Deductions:		
Property and equipment, net		1,093
Related party receivables		4,000
Prepaid expenses and other assets		6,844
Total deductions		11,937
Net capital	$	151,018
AGGREGATE INDEBTEDNESS		
Total liabilities	$	26,366
Total aggregate indebtedness	$	26,366
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
EXCESS NET CAPITAL	$	146,018
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	167,025
Audit adjustments (net)		16,007
Net capital per above	$	151,018

See independent auditors' report.

SCHEDULE II
MONITOR CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposit of $0)	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
	$ -

The Company does not carry customer accounts, therefore, not required to compute reserve requirements in Part IIA of Form X-17a-5. (Note 3.)

See independent auditors' report.

SCHEDULE III
MONITOR CAPITAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

State the market valuation and number of items;

1.	Customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	NONE
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	NONE

See independent auditors' report.

SCHEDULE IV
MONITOR CAPITAL, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2001

Segregation requirements	
Net ledger balances:	
Cash	$ -
Securities (at market)	-
Net unrealized profit (loss) in open future contracts	-
Exchange traded options:	
Add: market value of open option contracts purchased on a contract market	-
Deduct: market value of open option contracts granted (sold) on a contract market	-
Net equity (deficit)	-
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades	-
Amount required to be segregated	-
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash margins (at market)	-
Margins on deposit with clearing organizations of contracts markets:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Settlement due from (to) contract market clearing organization	-
Exchange traded options:	
Add: unrealized receivables for option contracts purchased on contract markets	-
Deduct: unrealized obligations for option contracts granted (sold) on contract markets	-
Net equities with other FCMS	-
Total amount in segregation	-
Excess funds (insufficiency) in segregation	$ -

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Monitor Capital, Inc.

In planning and performing our audit of the financial statements of Monitor Capital, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Monitor Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not study the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc.

Peterson & Co.

PETERSON & CO.

February 19, 2002